                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                                 --------------

                       Commission File Number: 333-110455

                                 --------------

                          CTRIP.COM INTERNATIONAL, LTD.

                               3F, Building 63-64
                              No. 421 Hong Cao Road
                   Shanghai 200233, People's Republic of China
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F     X          Form 40-F _________
                    --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes ________                  No    X
                                             -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-    N/A
                                    ---------

                          CTRIP.COM INTERNATIONAL, LTD.

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Signature                                                                     3
Exhibit 99.1
Press Release Regarding Financial Results of Fourth Quarter of 2003
and Fiscal Year 2003                                                          4

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CTRIP.COM INTERNATIONAL, LTD.




                                         By:    /s/ Neil Nanpeng Shen
                                             -----------------------------------
                                         Name:  Neil Nanpeng Shen
                                         Title: President and Chief Financial
                                                Officer


Date:  February 25, 2004

                                                                    Exhibit 99.1

        Ctrip Reports Fourth Quarter and Full Year 2003 Financial Results

Shanghai, China, 23 February 2004, Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading consolidator of hotel accommodations and airline tickets in China, today announced its financial results for the fourth quarter and the full year ended 31 December 2003. Ctrip's American Depositary Shares, or ADSs, each of which represents two ordinary shares of Ctrip, are currently being traded on the Nasdaq National Market.


Highlights for the fourth quarter of 2003:

.. Net revenues grew by 116% year-on-year and by 22% quarter-on-quarter to
  RMB67.4 million (US$8.1 million).
.. Operating income increased by 148% year-on-year to RMB22.2 million (US$2.7 million). It decreased by 17% quarter-on-quarter due to higher operating expenses.
.. Net income was RMB24.6 million (US$3.0 million), a 329% increase year-on-year and 20% increase quarter-on-quarter. The diluted earnings per ordinary share were RMB0.88 (US$0.11). The diluted earnings per ADS were RMB1.76 (US$0.22).

Highlights for the full year 2003:

.. Net revenues were RMB173.1 million (US$20.9 million), a 73% increase year-on-year.
.. Operating income grew by 150% from 2002 to RMB58.1 million (US$7.0 million). .. Net income was RMB53.8 million (US$6.5 million), a 279% increase from 2002.
  The diluted earnings per ordinary share were RMB0.23 (US$0.03). The diluted earnings per ADS were RMB0.46 (US$0.06).
.. Gross margin remained at 85% and operating margin increased to 34%.

"Year 2003 has been a great year for Ctrip. The travel industry in China continued to grow rapidly despite the adverse impact of SARS. Ctrip has further strengthened its industry leader position in the travel consolidator market in China which is still in its infancy. We have experienced substantial growth across all major product lines by expanding travel supplier network and establishing a more effective and focused marketing scheme. We continued to diversify into different business lines. Our air ticketing business was further expanded to make a more meaningful contribution to our revenues. We also started to make inroads into the packaged tour business to take advantage of China's outbound traffic boom." said James Liang, Chairman and CEO of Ctrip.

Commenting on Ctrip's earnings, Neil Shen, President and CFO of Ctrip, said, "Both the top line and the bottom line continued to grow strongly in the fourth quarter of 2003. We are pleased to see year 2003 end with extraordinary growth of earnings, which was underpinned by a robust growth in the number of hotel room nights booked and air tickets sold. Our scalable and profitable business platform provides Ctrip with a high degree of operational leverage. This enhances Ctrip's profitability and makes Ctrip more resilient in managing industry downturns. During the SARS period, despite revenues being down by 42% from the first quarter of 2003, we still managed to have almost breakeven operating income."

Financial Results

For the fourth quarter of 2003, Ctrip reported net revenues of RMB67.4 million (US$8.1 million), an increase of 116% from the same period in 2002 and 22% from the previous quarter of 2003.

For the full year ended 31 December 2003, net revenues were RMB173.1 million (US$20.9 million), a 73% increase from 2002.

Hotel reservation revenues totaled RMB57.9 million for the fourth quarter of 2003 (US$7.0 million), representing a 96% increase from the same period in 2002 and a 19% increase from the third quarter of 2003. The total number of hotel room nights booked was nearly 900,000 for the fourth quarter of 2003, compared to around 750,000 room nights in the third quarter of 2003 and less than 500,000 room nights in the fourth quarter of 2002.

For the full year ended 31 December 2003, the hotel reservation revenues were RMB153.4 million (US$18.5 million), a 59% increase from 2002. The hotel reservation revenues accounted for 84% of the total revenues in 2003, compared to 92% in 2002. The total number of hotel room nights booked was about 2.4 million in 2003, compared to about 1.6 million room nights booked in 2002.

Air ticket booking revenues for the fourth quarter of 2003 were RMB8.7 million (US$ 1.1 million), representing a 284% increase from the same period in 2002 and a 27% increase from the previous quarter of 2003. The total number of air tickets sold in the fourth quarter of 2003 was nearly 250,000, compared to around 180,000 in the third quarter of 2003 and about 80,000 air tickets sold in the fourth quarter of 2002.

For the full year ended 31 December 2003, the air ticket booking revenues were RMB20.3 million (US$2.5 million), a 263% increase from 2002. The air ticket booking revenues accounted for 11% of the total revenues in 2003, compared to 5% in 2002. The total number of air tickets sold was about 600,000 in 2003.

The gross margin remained at 85% in 2003. The operating margin was 34% in 2003, compared to 23% in 2002.

Operating expenses for the fourth quarter of 2003 were RMB34.0 million (US$4.1 million), an increase of 92% from the same period last year and a 55% increase from the previous quarter.

Operating expenses for the full year ended 31 December 2003 were RMB89.4 million (US$10.8 million), a 42% increase from 2002.

Operating income for the fourth quarter of 2003 was RMB22.2 million (US$2.7 million), an increase of 148% from the same period last year. It decreased by 17%
from the third quarter of 2003 due to higher operating expenses incurred in the fourth quarter of 2003.

For the full year ended 31 December 2003, the operating income was RMB58.1 million (US$7.0 million), a 150% increase from RMB23.3 million in 2002.

Net income for the fourth quarter was RMB24.6 million (US$ 3.0 million), representing an increase of 329% from the same period in 2002 and 20% from the previous quarter of 2003. The diluted earnings per ordinary share were RMB0.88 (US$0.11) for the quarter. The diluted earnings per ADS were RMB1.76 (US$0.22) for the quarter.

For the year ended 31 December 2003, the net income was RMB53.8 million
(US$6.5 million), representing a 279% increase from 2002. The diluted earnings per ordinary share were RMB0.23 (US$0.03) for the year. The diluted earnings per ADS were RMB0.46 (US$0.06) for the year.

For the year ended 31 December 2003, cash flow from operating activities was RMB74.1 million (US$9.0 million), compared to RMB23.4 million in 2002. As of 31 December 2003, the cash balance was RMB472.0 million (US$57.0 million), compared to RMB38.9 million as of 31 December 2002.

Business Outlook

Ctrip estimates its total net revenues for the first quarter of 2004 to be between RMB54.6 million (US$6.6 million) and RMB56.3 million (US$6.8 million). The net income is expected to be between RMB14.9 million (US$1.8 million) and RMB15.7 million (US$1.9 million). The earnings per ordinary share on a fully diluted basis are expected to be between RMB0.46 (US$0.06) and RMB0.48 (US$0.06) for the first quarter of 2004. The earnings per ADS on a fully diluted basis are expected to be between RMB0.92 (US$0.11) and RMB0.96 (US$0.12) for the first quarter of 2004.

Conference Call

Ctrip's management team will host a conference call at 8:00PM Eastern Time on 23 February 2004 (or 9:00AM 24 February 2004 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://english.ctrip.com/Public/IR.asp?ID=17. The call will be archived for 12 months at this website.

The dial-in details for the Live conference call: U.S. Toll Free Number +1-800-884-5695, International dial-in number +1-617-786-2960; Passcode 12515392.

A replay of the call will be available for 72 hours after the conclusion of the conference call. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Passcode 39244186.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Ctrip's strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Ctrip's historical losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, Ctrip's reliance on the relationships with hotel suppliers and airline ticket suppliers, fluctuations in quarterly operating results, failure of competing against new and exist competitors, and other risks outlined in Ctrip's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading consolidator of hotel accommodations and airline tickets in China. Ctrip aggregates information on hotels and flights and enable customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information

Megan Peng
Ctrip.com International, Ltd.
Tel: (852) 2169 0915
Email: mpeng@ctrip.com

                          CTRIP.COM INTERNATIONAL, LTD.

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2002 AND 2003

                                                                         2002            2003         2003
                                                                     ------------   ------------  -----------
                                                                         RMB             RMB          US$
ASSETS
Current assets:
  Cash ............................................................    38,931,118    471,968,850   57,023,796
  Accounts receivable .............................................    13,969,400     28,939,700    3,496,526
  Due from related parties ........................................     2,610,807        611,640       73,899
  Prepayments and other current assets ............................     3,406,593      7,130,947      861,569
  Deferred tax assets, current ....................................       593,143        541,300       65,400
                                                                     ------------   ------------  -----------
Total current assets ..............................................    59,511,061    509,192,437   61,521,190
                                                                     ------------   ------------  -----------

Investments in joint venture companies ............................     5,102,176             --           --
Long-term loans to related parties ................................     2,100,000      2,310,000      279,097
Long-term deposits ................................................     1,332,456     11,192,277    1,352,263
Property, equipment and software ..................................    18,707,187     23,279,247    2,812,625
Goodwill ..........................................................     9,515,849      9,515,849    1,149,715
Other intangible assets ...........................................       986,132      1,715,253      207,239
                                                                     ------------   ------------  -----------
Total assets ......................................................    97,254,861    557,205,063   67,322,129
                                                                     ============  =============  ===========

LIABILITIES
Current liabilities:
  Accounts payable ................................................     1,001,359     14,694,057    1,775,352
  Due to a related party ..........................................     1,250,862      4,018,284      485,494
  Salary and welfare payable ......................................     2,381,713      9,799,711    1,184,012
  Taxes payable ...................................................     1,937,586      9,270,024    1,120,014
  Advances from customers .........................................     1,891,494      3,839,843      463,934
  Provisions for customer reward program ..........................     2,297,403      4,708,670      568,907
  Other payables and accruals .....................................     2,333,114     18,538,857    2,239,885
                                                                     ------------   ------------  -----------
Total current liabilities .........................................    13,093,531     64,869,446    7,837,598
                                                                     ------------   ------------  -----------

Minority interests ................................................       827,961        563,655       68,101
Series B Redeemable Convertible Preferred
  Shares (US$0.01 par value; 7,193,464 ordinary shares authorized,
issued and outstanding as of December 31,  2002)...................   124,962,504             --           --

Commitments and contingencies .....................................            --             --           --

Shareholders' equity (deficit)
  Share capital (US$0.01 par value; 40,000,000 ordinary shares authorized, 9,520,698 ordinary shares issued and outstanding as of December 31, 2002; 30,174,894 ordinary shares issued
   and outstanding as of December 31, 2003) .......................       788,314      2,498,484      301,870

  Series A Convertible Preferred Shares (US$0.01 par value;
   4,320,000 ordinary shares authorized, issued and outstanding
   as of December 31, 2002) .......................................       357,696             --           --
 Additional paid-in capital .......................................            --    497,614,168   60,122,291
 Statutory reserves ...............................................            --      5,531,309      668,299
 Deferred share-based compensation ................................    (1,077,460)    (4,995,407)    (603,551)
 Cumulative translation adjustments                                      101,188      1,575,733      190,382
 Accumulated deficit                                                  (41,798,873)   (10,452,325)  (1,262,861)
                                                                     ------------   ------------  -----------
Total shareholders' equity (deficit) ..............................   (41,629,135)   491,771,962   59,416,430
                                                                     ------------   ------------  -----------

Total liabilities and shareholders' equity (deficit) ..............    97,254,861    557,205,063   67,322,129
                                                                     ============   ============  ===========

Ctrip.com International, Ltd. Consolidated Statements of Operations and Comprehensive Income (Loss)

                                        Quarter Ended    Quarter Ended      Quarter Ended    Twelve Months Ended Twelve Months Ended
                                      December 31, 2003 December 31, 2002 September 30, 2003  December 31, 2003   December 31, 2002
                                             RMB               RMB                RMB                RMB                 RMB
Revenues:
 Hotel reservation                          57,860,634        29,541,271         48,707,553         153,388,686         96,762,837
 Air-ticketing                               8,675,037         2,257,389          6,841,204          20,322,986          5,600,241
 Packaged tour                               3,053,684            42,080          1,595,043           4,788,727            432,295
 Others                                      1,763,383         1,033,745            962,836           4,178,419          2,517,316
                                        --------------    --------------     --------------      --------------     --------------
Total revenues                              71,352,738        32,874,485         58,106,636         182,678,818        105,312,689
                                        --------------    --------------     --------------      --------------     --------------
Less: business tax and related
surcharges                                  (3,923,021)       (1,635,037)        (2,969,067)         (9,532,290)        (5,264,035)
                                        --------------    --------------     --------------      --------------     --------------
Net revenues                                67,429,717        31,239,448         55,137,569         173,146,528        100,048,654
                                        --------------    --------------     --------------      --------------     --------------
Cost of services                           (11,206,893)       (4,572,502)        (6,483,989)        (25,654,057)       (13,673,013)
                                        --------------    --------------     --------------      --------------     --------------
Gross profit                                56,222,824        26,666,946         48,653,580         147,492,471         86,375,641
                                        ==============    ==============     ==============      ==============     ==============
Operating expenses:
 Product development                        (7,429,255)       (4,194,781)        (5,011,315)        (20,683,821)       (13,364,920)
 Sales and marketing                       (19,169,772)       (8,788,119)       (11,882,144)        (47,571,050)       (32,308,004)
 General and administrative                 (6,758,199)       (4,529,047)        (4,495,783)        (19,190,803)       (15,702,137)
 Share-based compensation                     (552,566)         (126,013)          (413,652)         (1,583,409)          (462,140)
 Amortization of goodwill and other
  intangible assets                           (123,225)          (88,310)           (88,310)           (388,156)          (353,241)
   Other expenses incurred for joint
venture companies                                   -                 -                  -                   -            (915,056)
                                        --------------    --------------     --------------      --------------     --------------
Total operating expenses                   (34,033,017)      (17,726,270)       (21,891,204)        (89,417,239)       (63,105,498)
                                        ==============    ==============     ==============      ==============     ==============
Income (loss) from Operations               22,189,807         8,940,676         26,762,376          58,075,232         23,270,143
                                        ==============    ==============     ==============      ==============     ==============

Interest income                                157,980           102,258             94,873             400,557            319,230
Interest expense                                    -                 -                  -                   -             (41,261)
Other income (expense)                       1,618,497           751,828            (67,623)          5,093,203          1,014,872
                                        --------------    --------------     --------------      --------------     --------------
Income (loss) before income tax
benefit (expense), minority interests
and share of income (loss) of joint
venture companies                           23,966,284         9,794,762         26,789,626          63,568,992         24,562,984
                                        ==============    ==============     ==============      ==============     ==============

Income tax benefit (expense)                   716,887        (3,887,052)        (7,011,261)        (10,249,404)       (10,042,624)
Minority interests                             (61,956)           39,403            (17,540)            (79,496)            70,997
Share of income (loss) of joint
venture companies                                   -           (209,893)           795,799             573,423           (397,824)
                                        --------------    --------------     --------------      --------------     --------------
Net income (loss)                           24,621,215         5,737,220         20,556,624          53,813,515         14,193,533
                                        ==============    ==============     ==============      ==============     ==============
Accretion for Series B Redeemable
Convertible Preferred Shares                        -         (4,352,171)        (3,201,603)        (12,365,534)       (16,492,526)
Dividends to holders of Series A and
Series B Preferred Shares                           -        (16,762,322)                -                   -         (16,762,322)
Deemed dividends to holders of Series
A and Series B Preferred Shares for
spin-off of joint venture companies                 -                 -          (2,829,064)         (2,829,064)                -
Deemed dividends upon repurchase of
Preferred Shares                                    -                 -         (35,336,150)        (35,336,150)                -
                                        --------------    --------------     --------------      --------------     --------------
Net income (loss) attributable to
ordinary shareholders                       24,621,215       (15,377,273)       (20,810,193)          3,282,767        (19,061,315)
                                        ==============    ==============     ==============      ==============     ==============
Other comprehensive income:
 Translation adjustments                     1,387,875              (899)            85,800           1,474,545             38,904
                                        --------------    --------------     --------------      --------------     --------------
Comprehensive income (loss)                 26,009,090         5,736,321         20,642,424          55,288,060         14,232,437
                                        ==============    ==============     ==============      ==============     ==============
Earning (loss) per ordinary share
 - Basic                                          1.75             (1.62)             (2.25)               0.31              (2.00)
 - Diluted                                        0.88             (1.62)             (2.25)               0.23              (2.00)
Earning (loss) per ADS
 - Basic                                          3.50             (3.24)             (4.50)               0.62              (4.00)
 - Diluted                                        1.76             (3.24)             (4.50)               0.46              (4.00)
Weighted average ordinary shares
outstanding
 - Baisc                                    14,064,565         9,520,698          9,239,719          10,605,957          9,520,698
 - Diluted                                  27,944,133         9,520,698          9,239,719          14,355,545          9,520,698